EXHIBIT 99.3

Management’s Discussion and Analysis
For the year ended August 31, 2012

Management’s Discussion and Analysis of Financial Statements
for the year ended August 31, 2012

This Management’s Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) is an analysis of the Company's financial results for the year ended August 31, 2012 (the “Year”). The following information should be read in conjunction with the accompanying audited consolidated financial statements and the related notes thereto.

Effective September 1, 2011, the Company adopted accounting principles used under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), using a transition date of September 1, 2010 to accommodate comparative periods. For reporting periods ended prior to September 1, 2011, the Company had prepared and filed its financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Detailed reconciliations of 2011 figures previously prepared in accordance with Canadian GAAP to IFRS are provided in Note 17 to the consolidated financial statements for the years ended August 31, 2012 and 2011.

The Company’s fiscal 2011 comparative information included in this MDA has been prepared in accordance with IFRS. The Company’s fiscal 2010 comparative information included in this MDA has not been restated. Unless otherwise noted, all currency amounts included in this MDA are stated in Canadian dollars.

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Description of the Business - Risk Factors” in the Company’s annual information form for the Year, and:

•	uncertainties involved in the estimation or realization of mineral resources;
•	uncertainties as to the recovery rates and production costs of the rare metals and other minerals;
•	uncertainties as to the timing and amount of estimated future production;
•	uncertainties as to the requirements for additional capital;
•	uncertainties as to fluctuation of future prices of rare metals and minerals;
•	uncertainties as to fluctuation of market demand for rare metals and minerals;
•	uncertainties as to the reliability of plant operations at production scale;
•	uncertainties as to fluctuation of energy costs;
•	uncertainties as to the risks of the mining industry; and

Avalon Rare Metals Inc.

Management’s Discussion and Analysis
For the year ended August 31, 2012

•	uncertainties as to the possible delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities.

Most of these factors are beyond Avalon’s ability to control or predict. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. This MDA is prepared as of November 19, 2012.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, on the NYSE MKT (formerly “NYSE Amex”) in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products. The technical information included in this MDA, unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company. Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 (“NI 43-101”).

Avalon operates primarily in Canada with a primary focus on the rare earth elements (“REE”), and other rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, yttrium, zirconium as well as a related base metal; tin. By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing six of its seven mineral resource properties. The Thor Lake rare metals project (“Thor Lake” or the “Project”) is the Company’s most advanced project and the Company’s only material property at this time. Completion of a feasibility study (“FS”) on this Project by the second quarter of calendar 2013 is the Company’s top priority and primary present focus.

Avalon has adopted the E3 Plus Principles of Responsible Exploration of the Prospectors and Developers Association of Canada (“PDAC”) and the Mining Association of Canada’s principles of Towards Sustainable Mining (“TSM”) as policies of the Company. Avalon is making a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. In 2010, Avalon received PDAC's 2010 Environmental and Social Responsibility Award for its exceptional efforts in community engagement with Aboriginal groups. Avalon applies these principles throughout its operations, particularly with respect to its environmental, health and safety and community engagement practices on the Project. In April, 2012, Avalon released its inaugural Sustainability Report entitled “Journey to a Sustainable Future”, which follows the principles of TSM and the Global Reporting Initiative guidelines.

Avalon Rare Metals Inc.	Page 2 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

The Company believes that industrial demand for rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment. Rare metals supplies are constrained, especially for the REE where China provides approximately 95% of the world’s primary supply. Policy directives announced by the Chinese government are dictating reductions in exports of unprocessed REE which has led to price volatility and concern about security of supply of certain REE in major REE consuming countries such as Japan, Korea and the United States.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company. The financial data for fiscal 2011 has been adjusted to comply with IFRS. For a reconciliation to pre-transition Canadian GAAP, see Note 17 of the notes to the Company’s consolidated financial statements for the Year.

For the Years Ending August 31,	2012(1)	2011(1)	2010(2)
	$	$	$
Net revenues	1,105,731	605,142	80,557
Loss before discontinued operations and extraordinary items	11,152,194	8,709,760	4,099,300
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.11	0.09	0.05
Net loss	11,152,194	8,709,760	4,099,300
Net loss, per share basic and fully diluted	0.11	0.09	0.05
Total assets	124,081,323	123,815,949	41,526,715
Total long term liabilities	103,600	-	-
Cash dividends	-	-	-

(1)	Prepared in accordance with IFRS
(2)	Prepared in accordance with Canadian GAAP prior to transition to IFRS

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any impairment losses recognized on its mineral properties during the period. The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until an operation is brought into production or disposed of at a profit.

Exploration and Development Activities

Resource property expenditures for the Year totalled $32,646,542, an 84% increase over the level of expenditures for the year ended August 31, 2011 ($17,758,301). Of these expenditures, 96% were incurred on Thor Lake, 3% on the Company’s Spor Mountain project and 1% on the Company’s Separation Rapids Lithium-Tantalum Project. The increase was primarily caused by increased expenditures on metallurgy and feasibility studies at Thor Lake.

Avalon Rare Metals Inc.	Page 3 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Resource property expenditures for the three months ended August 31, 2012 ( the “Quarter”) totalled $12,510,068, a 154% increase over the level of expenditures in the comparable period of the previous fiscal year ($4,924,416). Of these expenditures, 96% were incurred on Thor Lake and 4% on the Company’s other rare metals projects. The increased expenditures on Thor Lake account for 96% of the increase, and the expenditures at Spor Mountain account for the balance of the increase. The increased expenditures on Thor Lake were related to expanded work programs mainly in the areas of metallurgy and feasibility studies.

No properties were abandoned during the year ended August 31, 2012 and no impairment loss was recognized.

Thor Lake

Thor Lake is located in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations.

The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases. The property was subject to two underlying net smelter returns (“NSR”) royalty agreements, one for a 3.0% royalty and one for a 2.5% royalty. The Company bought out the 3.0% royalty for a cash payment of $2.0 million during the Quarter. Avalon has the contractual right to buy out the remaining 2.5% royalty on the basis of a fixed formula, which currently approximates $1.3 million and which will increase at a rate equal to the Canadian prime rate until that royalty is also bought out.

Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, the Nechalacho REE deposit (the “Nechalacho Deposit”).

Expenditures during the Year totalled $31,206,222. Of this, approximately 34% was spent on drilling and geological work in support of the drilling program, 29% on metallurgical studies, 25% on pre-feasibility and feasibility studies, 3% on environmental studies and permitting work, with the balance funding community consultation work, the NSR royalty purchase and annual lease payments.

Expenditures during the Quarter totalled $11,964,570. Of this, approximately 19% was spent on drilling and geological work in support of the drilling program, 32% on metallurgical studies, 28% on feasibility studies, 18% on the NSR royalty purchase, with the balance funding community consultation work, environmental studies and permitting work.

Mineral Resource Update

The updated mineral resource estimates as described below were prepared by Benjamin Webb, Senior Resource Geologist of Avalon, under the supervision of the Company’s Vice-President, Exploration, William Mercer, Ph.D., P.Geo. (Ont), P. Geo. (NWT). The audit was completed by Tudorel Ciuculescu, P. Geo., Senior Geologist, RPA. Drilling operations are being performed by a third party drilling company under the supervision of a consulting Professional Geologist. William Mercer is also providing overall direction on the project and monitors the QA/QC on the laboratory analyses.

Avalon Rare Metals Inc.	Page 4 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

From July, 2007 to October, 2012 Avalon completed 106,588 metres of drilling in 490 holes on the Nechalacho Deposit. The recent drilling programs have focused on three main objectives:

•	Detailed definition of the resources within the previously estimated Indicated Mineral Resources, bringing them to Measured Mineral Resources category, and to refine the mine plan;
•	Provision of a 40 tonne bulk sample for metallurgical testing, which was largely dependent on recovery of large diameter PQ core along with additional potential bulk sample ore; and
•	Geotechnical drilling of the planned ramp route, underground crusher location, tailings area and surface infrastructure locations.

All three objectives have been accomplished.

The summer drill campaign began in early July with one HQ core drill focused on the southern margin of the deposit in the Long Lake area, where some of the highest grade resources in the Nechalacho Deposit are situated. The main objective of this program was to bring these higher grade resources (where the first mining stopes are planned) into the Measured category. The Company drilled 39 HQ holes totaling 10,625 metres over a 3 month period using just one drill, a much higher production rate than anticipated. Many of the assay results from this program are still pending.

A resource estimate prepared by Roscoe Postle Associates Inc. (“RPA”), which included results of drilling to November 2011, was completed and disclosed in July 2012. The resource estimate was highlighted by the initial definition of mineral resources in the deposit at the key Measured level of confidence.

An updated resource estimate, which includes results of drilling through August 2012, was completed subsequent to the end of the Year. The estimate was prepared by Avalon geologists and audited by RPA. This most recent updated resource estimate is highlighted by the definition of additional Measured Mineral Resources in the area targeted for the early years of mining.

Measured Mineral Resources are now estimated at 10.88 million tonnes grading 1.67% TREO and 22.91% HREO/TREO using the base case US$320/tonne Net Metal Return (“NMR”) cut-off for the key Basal Zone part of the deposit (Table 1). Furthermore, within the Measured Resources, there is an estimated 6.75 million tonnes at the US$600 NMR cut-off grading 1.98% TREO and 24.76% HREO/TREO demonstrating that the Measured Mineral Resources are robust at higher cut-off grades (Table 3).

The updated resource estimate has resulted in a slight decrease in the total Indicated Mineral Resources in the Basal Zone to 54.95 million tonnes grading 1.54% TREO with 21.63% TREO/TREO at the US$320 NMR base case cut-off per tonne of ore (Table 1). The total Measured and Indicated Mineral Resources for the Basal Zone of 65.83 million tonnes of 1.57% TREO and 21.86% HREO/TREO can be compared with the Basal Zone Measured and Indicated Resources of 72.66 million tonnes grading 1.53% TREO with 21.5% HREO/TREO reported previously in the news release dated July 10, 2012. Grades for individual rare earth element oxides are listed in Table 2. The slight decrease in Measured and Indicated Resources is largely due to the use of a higher NMR cut-off grade of US$320 per tonne compared with the previous NMR cut-off of Cdn$260 per tonne of ore.

The resource estimation procedure employed by Avalon was similar to that of the NI 43-101 compliant resource disclosed in the Company’s News Release dated July 10, 2012. The base case cut-off grade was unchanged, and the composite methodology, estimation method (Inverse Distance Squared), block size, domains and estimation parameters were similar. Metal price assumptions were updated to match those used for the updated prefeasibility study (“PFS”) (as detailed in the Company’s News Release dated July 7, 2011).

Avalon Rare Metals Inc.	Page 5 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

The Mining Reserve utilized for the PFS has not yet been updated to reflect these new Mineral Resource estimates. The Mining Reserve will be updated once all the additional data from the 2012 winter and summer drilling programs are incorporated into the block model. The 2011 Prefeasibility Study was based on a CIM-compliant Probable Mineral Reserve estimate of 14.5 million tonnes of 1.53% TREO. In the meantime, mine design work continues based on the most recent Mineral Resource estimates. At the planned mining rate of 2,000 tonnes per day, there are now sufficient Measured and Indicated Resources defined in the Basal Zone to support a mine life in excess of 20 years.

Table 1: Nechalacho Deposit Mineral Resources at the Base Case US$320/tonne NMR Cut-Off

Category	Zone	Tonnes	TREO	HREO	HREO/ TREO	ZrO2	Nb2O5	Ta2O5
		(millions)	(%)	(%)	(%)	(%)	(%)	(%)
Measured	Basal	10.88	1.67	0.38	22.91	3.13	0.41	0.04
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		10.88	1.67	0.38	22.91	3.13	0.41	0.04
Indicated	Basal	54.95	1.54	0.33	21.63	3.01	0.40	0.04
	Upper	55.61	1.42	0.14	10.10	1.92	0.28	0.02
Total Indicated		110.56	1.48	0.24	16.08	2.46	0.34	0.03
Measured and Indicated	Basal	65.83	1.57	0.34	21.86	3.03	0.40	0.04
	Upper	55.61	1.42	0.14	10.10	1.92	0.28	0.02
Total Measured and Indicated		121.44	1.50	0.25	16.77	2.52	0.34	0.03
Inferred	Basal	59.89	1.28	0.25	19.59	2.70	0.36	0.03
	Upper	122.12	1.28	0.13	9.77	2.21	0.32	0.02
Total Inferred		182.01	1.28	0.17	13.01	2.37	0.33	0.02

Notes:

1)	CIM definitions were followed for Mineral Resources.
2)	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (Ontario), P. Geo.(NWT) VP, Exploration, Avalon Rare Metals Inc.
3)	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
4)	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
5)	Rare earths were valued at an average net price of US$38/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. This average price is based on the individual price set used in the RPA Technical Report, except for three changes applicable to individual oxides reflecting present and projected 2016 markets:
a.	La2O3, Ce2O3 and Sm2O3 reduced 50% to US$8.75, US$6.23 and US$6.75 per kg respectively.
b.	Remaining rare earth prices are unchanged at Pr2O3 at US$75.20, Nd2O3 at US$76.78, Eu2O3 at US$1,392.57, Gd2O3 at US$54.99, Tb2O3 at US$1,055.70, Dy2O3 at US$688.08, Ho2(CO3)3 at US$66.35, Er2O3 at US$48.92, Lu2O3 at US$522.83, Y2O3 at US$67.25/kg
6)	An exchange rate of US$1.00 = Cdn$1.05 was used.
7)	A cut-off NMR value of US$320 per tonne was used. NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.
8)	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide.
9)	See Table 2 for individual rare earth oxide details; See Table 3 for tonnes and TREO grades at higher NMR cut-off values.

Avalon Rare Metals Inc.	Page 6 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Table 2: Nechalacho Deposit Measured, Indicated and Inferred Rare Earth Oxide Grades at the Base Case US$320/tonne NMR Cut-Off

Category	Zone	Tonnes	La2O3	Ce2O3	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb2O3	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
		(millions)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Measured	Basal	10.88	0.263	0.589	0.074	0.293	0.065	0.0081	0.059	0.0091	0.047	0.008	0.022	0.003	0.017	0.002	0.206
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		10.88	0.263	0.589	0.074	0.293	0.065	0.0081	0.059	0.0091	0.047	0.008	0.022	0.003	0.017	0.002	0.206
Indicated	Basal	54.95	0.251	0.557	0.070	0.274	0.059	0.0073	0.053	0.0080	0.041	0.007	0.018	0.002	0.014	0.002	0.181
	Upper	55.61	0.268	0.594	0.073	0.284	0.054	0.0058	0.039	0.0042	0.016	0.002	0.005	0.001	0.004	0.001	0.065
Total Indicated		110.56	0.259	0.576	0.071	0.279	0.057	0.0065	0.046	0.0061	0.029	0.005	0.012	0.002	0.009	0.001	0.123
Measured and Indicated	Basal	65.83	0.253	0.562	0.070	0.277	0.060	0.0074	0.054	0.0082	0.042	0.007	0.019	0.002	0.015	0.002	0.185
	Upper	55.61	0.268	0.594	0.073	0.284	0.054	0.0058	0.039	0.0042	0.016	0.002	0.005	0.001	0.004	0.001	0.065
Total Measured and Indicated		121.44	0.260	0.577	0.072	0.281	0.057	0.0067	0.047	0.0063	0.030	0.005	0.013	0.002	0.010	0.001	0.130
Inferred	Basal	59.89	0.210	0.474	0.061	0.239	0.049	0.0060	0.044	0.0063	0.031	0.006	0.013	0.002	0.011	0.002	0.132
	Upper	122.12	0.231	0.553	0.066	0.258	0.047	0.0051	0.034	0.0035	0.014	0.002	0.005	0.001	0.004	0.001	0.057
Total Inferred		182.01	0.225	0.527	0.064	0.252	0.047	0.0054	0.037	0.0044	0.020	0.003	0.007	0.001	0.006	0.001	0.081

Avalon Rare Metals Inc.	Page 7 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Table 3: Nechalacho Deposit Measured, Indicated and Inferred Mineral Resources for Basal Zone by NMR Cut-Off Value with the Base Case $320/tonne NMR Cut-Off .

Zone	NMR Cut-Off	Tonnes	TREO	HREO	HREO/TREO	ZrO2	Nb2O5	Ta2O5
	($USD)	(millions)	(%)	(%)	(%)	(%)	(%)	(%)
Measured
Basal	≥320	10.88	1.67	0.38	22.91	3.13	0.41	0.04
Basal	≥600	6.75	1.98	0.49	24.76	3.79	0.48	0.05
Basal	≥800	4.00	2.23	0.59	26.51	4.31	0.54	0.06
Basal	≥1000	1.99	2.52	0.70	27.67	4.90	0.61	0.06
Indicated
Basal	≥320	54.95	1.54	0.33	21.63	3.01	0.40	0.04
Basal	≥600	30.03	1.88	0.45	23.88	3.66	0.47	0.05
Basal	≥800	14.57	2.18	0.56	25.57	4.21	0.53	0.06
Basal	≥1000	5.72	2.52	0.67	26.58	4.79	0.60	0.06
Measured and Indicated
Basal	≥320	65.83	1.57	0.34	21.86	3.03	0.40	0.04
Basal	≥600	36.78	1.90	0.46	24.05	3.68	0.47	0.05
Basal	≥800	18.57	2.19	0.57	25.78	4.23	0.53	0.06
Basal	≥1000	7.71	2.52	0.68	26.86	4.82	0.60	0.06
Inferred
Basal	≥320	59.89	1.28	0.25	19.59	2.70	0.36	0.03
Basal	≥600	18.68	1.69	0.37	22.14	3.33	0.45	0.04
Basal	≥800	4.75	2.03	0.51	25.28	3.88	0.51	0.05
Basal	≥1000	1.10	2.47	0.63	25.44	4.24	0.56	0.06

Rare Earth Market Development Initiatives

The Company’s product marketing effort is being led by Mr. Pierre Neatby, Vice-President, Sales and Marketing. The Company has implemented a proactive marketing plan with the overall objective of building relationships with strategic customers seeking to become investors in the Project, and identifying technology partners capable of assisting Avalon with process technology. Potential strategic partners and technology partners are seeking off-take agreements in return for their investment.

Avalon has now entered into non-binding memorandums of understanding (“MOUs”) with five industrial companies seeking to participate in the Project by investing and/or providing technical expertise in exchange for obtaining off-take rights. MOUs are commonly used to initiate a formal due diligence process and frame the discussions between the parties. However, each MOU requires the Company to maintain the confidentiality of the identity of the counterparty and the business terms until the negotiation process is completed and a definitive agreement is signed.

Since June 1, 2012 Avalon has continued to develop relationships, has advanced negotiations with existing contacts, and initiated new discussions with several new potential partners. One new non-binding MOU was signed with a potential Chinese partner to bring the current total to five. Active discussions continue with four of the five companies that have signed MOU’s.

Avalon Rare Metals Inc.	Page 8 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

REE supply shortages both outside and inside China have caused prices to increase over the past few years, with a spectacular increase occurring in 2010-11. Although many REE prices have fallen over the past year, they still remain well above their historical levels, reflecting increased production costs inside China as the government seeks to modernize the industry. The Company’s price forecasts used for estimating potential future revenues remain unchanged from those disclosed in July, 2011, until recently when it updated downwards the prices for 3 elements (Ce2O3 to US$ 6.23/kg, La2O3 to US$ 8.75/kg and Sm2O3 to US$ 6.75/kg) and these updated prices have been used in the updated resource estimate as disclosed above under Mineral Resource Update. Other prices remained unchanged as the Company’s forecasts had already built in an anticipated decline in certain REE prices from their recent historical highs.

Nechalacho Project Feasibility Study Progress

Avalon continues its development of the FS, which is currently targeted for completion of this report by the second quarter of calendar 2013. The technical information on the progress on the FS has been reviewed and approved by the Company’s Senior Vice President, Metallurgy, Mr. David Marsh. The following elements outline progress to date:

•	Environmental Baseline work is completed at Nechalacho and Pine Point;
•	Nechalacho Underground Mine plan and development schedule complete utilizing updated resource model;
•	FS work for the Nechalacho Flotation Plant is nearly completed;
•	FS work for the Nechalacho Tailings Facility is complete;
•	FS work for the Nechalacho Paste Backfill Plant is complete;
•	Nechalacho Capex and Opex is nearly completed;
•	Design criteria is finalized for the Pine Point (Hydrometallurgical (Acid Bake)) plant and incorporation of revised data into the FS has begun;
•	FS work on the Separation Plant and supporting infrastructure proposed for Geismar, Louisiana is advancing steadily;
•	Preliminary Capex and Opex estimates are being generated for both the Acid Bake and Separation Plants and supporting infrastructure.

Finalizing metallurgical process flowsheets for the FS plant design work remains a top priority and, accordingly, accounts for the majority of recent project expenditures.

Metallurgical Process Development

Metallurgical process development work continued during the Quarter under the direction of the Company’s Senior Vice President, Metallurgy, Mr. David Marsh. Several pilot plant campaigns were successfully conducted during the Quarter and subsequently in September and October, as the Company continues to up-date and optimise the metallurgical flowsheets designed for the Flotation and Hydrometallurgical Plants, planned for the Northwest Territories.

Six hydrometallurgical pilot plant campaigns were conducted at SGS Minerals Services, Lakefield, ON during the Quarter and through to October, 2012. This work simulated the Hydrometallurgical Plant and the treatment of flotation concentrate right through the acid baking and leaching processes, removal of impurities by various precipitation operations, neutralisation of acid bake residue plus all tailings materials, and final production of a REE precipitate (or mixed concentrate). This material is the feed for the Separation Plant where it will undergo separation to isolate the individual REE and final refining into saleable products.

Avalon Rare Metals Inc.	Page 9 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

During the Quarter, the decision was made to drop the “cracking” process, originally planned to treat the refractory residue from the sulphuric acid bake hydrometallurgical process, due to the considerable extra cost and technical risk it introduced to the development model. It is contemplated that cracking can eventually be added into the business at a future date after steady state production and cash flow have been achieved. The residue is essentially a concentrate of zirconium also containing significant niobium, tantalum and HREE that is presently being marketed as an enriched zirconium concentrate. The Company is marketing this material in China where demand for zirconium mineral concentrates is strong and several potential buyers have already been identified. Pricing for this product has yet to be determined.

The last hydrometallurgical pilot plant campaign (PP6) completed in October 2012, resulted in increased metal recoveries over those achieved in previous pilot plant campaigns through improved leaching conditions and confirmed refinements proposed for the removal of impurities. The use of hydrated lime instead of magnesium oxide in the REE precipitation process resulted in a number of positive achievements. Firstly the uranium and thorium concentrations in the REE precipitate were reduced to levels significantly below those required for transportation to the Separation Plant and Refinery. Secondly, magnesium and sulphate concentrations in the tailings solution were greatly reduced and consistently met environmental targets for disposal. In addition, pilot testwork confirmed that this tailings water could be recycled to the processing plant without impacting on process efficiencies thereby reducing water disposal requirements and the demand for fresh water. Finally, the use of hydrated lime is expected to have a positive impact on operating costs, being much cheaper to source than the magnesium oxide previously used.

A flotation pilot campaign was conducted in September at Xstrata Process Support Laboratory, Sudbury, ON with the objective of confirming improved flotation parameters developed earlier on a bench scale. As predicted, the pilot plant was able to operate successfully at total reagent consumptions of approximately 33% of those used in the PFS, representing a significant reduction in estimated operating costs (reagent costs were approximately 39% of the Flotation Plant operating costs in the PFS excluding power). The flotation circuit piloted is also far simpler than that in the PFS which will make the final plant much easier to operate and ultimately more efficient. Final test results are still pending but the expectation is that PFS performance parameters (concentrate grade and recovery) will be less reliant on a gravity circuit for up-grading of the final REE concentrate.

The piloting testwork for the REE Separation Plant and supporting infrastructure has been awarded to Mintek SA in Johannesburg, South Africa and up-front bench-work has commenced. During this program it is anticipated that a number of refinements to the current PFS separation circuit will be tested and proven.

Nechalacho Project Community, Environment, Health and Safety, Permitting

During the Year, the Company completed its Accommodation Agreement with the Deninu Kue First Nation (“DKFN”). The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Project and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Project.

Avalon Rare Metals Inc.	Page 10 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

The definitive financial structure for the Project has not been finally determined, but it is expected that it will take the form of a limited partnership (the “LP”), in which the DKFN will participate as one of its business opportunities. Upon receipt by the Company of certain regulatory permits and approvals, the DKFN will acquire 3,333 limited partnership units (the “Partnership Units”), out of a projected total of 100,000 limited partnership units to be held by the Company and its Aboriginal partners. The DKFN may, at its option, borrow from the Company all or a portion of the capital required to acquire the 3,333 Partnership Units or for any subsequent cash contributions to the LP.

In conjunction with the Accommodation Agreement, the Company has issued an aggregate of 10,000 common shares of the Company, and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain statutory restrictions on resale, as well as contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Project. As at August 31, 2012, the Company has issued 10,000 warrants with an exercise price of $1.48 per share to the DKFN with an expiry date of August 9, 2017. The remaining 40,000 warrants will be issued in four installments of 10,000 warrants per year over the next four years on the anniversary of the effective date of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

Negotiations towards the completion of similar accommodation agreements with the Lutsel K’e Dene First Nation (“LKDFN”) and the Yellowknives Dene First Nation (“YKDFN”) are ongoing with the objective of concluding these agreements by early 2013.

The Company has placed a high priority on its performance with respect to health and safety at Thor Lake. The Company’s safety performance improved significantly during the Quarter, with no lost time or medical aid accidents. This improvement is attributed to additional safety training and an emphasis on preventative measures such as near-miss reporting, improved housekeeping, risk assessments, regular and more frequent inspections, emergency drills, and both weekly and daily safety meetings. A resulting benefit of the improved safety awareness and performance was a concurrent improvement in drilling performance.

A land use inspection was conducted on August 22, 2012 by the Aboriginal Affairs and Northern Development Canada (formerly Indian and Northern Affairs Canada) Land Use inspectors. All concerns raised were minor in nature and were already being addressed prior to the inspection. As is the Company’s practice, all land use inspection reports have been filed on the Company’s website at www.avalonraremetals.com in the CSR/Sustainability section.

The environmental assessment process being conducted under regulations administered by the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) is advancing slowly but steadily. In August, the Company participated in Technical Sessions held in Yellowknife and responded to all regulator questions or concerns made at the time as well as all subsequent supplementary Information Requests. On October 26, MVEIRB requested further information on water quality impacts which the Company provided on October 31.

Regulators technical reports are now due November 30, 2012 followed thereafter by a prehearing conference. Public hearings are tentatively scheduled for mid-February 2013, three months behind the originally forecast schedule. This creates some risk for delays in securing operating permits, but Management remains optimistic that any permitting delays experienced in 2013 will not impact the overall project schedule to production. Copies of all information submitted by the Company can be found on MVEIRB’s public registry at www.reviewboard.ca.

Avalon Rare Metals Inc.	Page 11 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Activities at the Project are conducted under a new land use permit issued by the Mackenzie Valley Land and Water Board on June 23, 2011, for a period of 5 years beginning on July 5, 2011. The Company has begun discussions with the Louisiana Department of Environmental Quality to identify permitting requirements for the Separation Plant located in Geismar, Louisiana. Initial indications are that while the process is rigorous, timelines for receiving permits are more predictable than in the Northwest Territories. Avalon will be starting the permitting process in late 2012 to ensure completion prior to the scheduled commencement of construction activities in 2014.

Nechalacho Project Schedule - Risks and Mitigations

The Company anticipates that the FS will be completed by the second quarter of calendar 2013. Subject to a favorable FS and successfully arranging project financing and permitting, early works construction for the Nechalacho site will commence toward the end of second quarter in calendar 2013, with mine construction commencing in the second quarter of calendar 2014. Target date for production start-up remains late 2016 with initial product sales anticipated for 2017. Securing timely financing for site infrastructure costs and long-lead-time equipment items could impact these dates.

The Company believes that timely completion of the metallurgical pilot plant programs is the most significant risk factor for additional delays to the FS schedule. This is partly due to capacity issues with service providers as well as the potential for unanticipated results necessitating changes in the process flowsheet design. The Company believes that the recent successful completion of flotation and hydrometallurgical pilot plant trials has significantly reduced this risk, although the Separation Plant flow sheet remains to be piloted. Further, removing the caustic cracking process from the development model has completely removed the risk associated with this technically challenging process.

Additional risk mitigation steps being taken, with respect to metallurgy include having Company representatives attend at the metallurgical laboratories on a regular and frequent basis, and a senior chemical engineering consultant who leads the program. During the Quarter, the Company also hired a new Senior Vice President of Metallurgy with direct experience in the processes being developed for the Nechalacho ore who now has overall responsibility for the metallurgical process development program.

Timely receipt of all required operating permits is a risk factor for the construction schedule and remains so due to the relatively slow advancement of the EA process. This risk has been at least partly mitigated by the lack of significant environmental impacts associated with the development plan and the lack of local community opposition. Timely responses by MVEIRB to the Company’s submissions is important if the Company is to maintain its project development timelines. The Company is working co-operatively with the regulators and government to avoid unnecessary delays through more frequent communications.

Finally, timely availability of Project financing is probably the most significant risk factor, given the current global economic environment. The Company is working to mitigate this risk by seeking to arrange off-take agreements and to attract investment from prospective consumers of rare earth elements and minerals, or other strategic partners.

To help manage technical risk the Company maintains an independent Technical Advisory Committee (“TAC”) that meets quarterly to review progress on technical work related to Nechalacho Project and provide advice to Senior Management. One Board member, with operations experience, acts as a Committee member to provide transparency on the Committee’s work with the Board. The TAC met four times during the year and once subsequent to year end. This was supported by the development and implementation of a formal risk management program developed to assess business, construction and operating risks.

Avalon Rare Metals Inc.	Page 12 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Other Projects

The Company has five other active mineral resource projects. The work programs on these projects are under the overall direction of the Company’s Vice-President, Exploration, Dr. William Mercer.

Separation Rapids

During the Year, the Company incurred $316,566 in expenditures on the Separation Rapids Lithium-Tantalum Project which is host to the Big Whopper petalite deposit. Of the total expenditures of $316,566, $220,000 was used to re-purchase the 2.0% NSR royalty interest held by the original property vendors. The balance was primarily incurred on the preparation, packaging and shipping of approximately 80 tonnes of sample material to a potential customer for evaluation and report preparation on this bulk sample processing work. The Separation Rapids Lithium-Tantalum Project is now 100% owned by the Company.

The Company is continuing with the permitting process under the Mining Act (Ontario) in order to be ready to resume operations at the site when a market opportunity is confirmed. Initial work involving the preparation and filing of a detailed project description report has been completed. A budget has been prepared to determine the cost of completing the submission and is currently being evaluated by management. This work is being done under the direction of the Company’s external mineral tenure consultant.

Warren Township

Expenditures of $161,009 were incurred on the Warren Township Anorthosite Project during the Year. Approximately 69% of the expenditures were incurred on the legal survey of the perimeter of the Company’s claims and permitting, with the balance primarily incurred on consultation with the Aboriginal communities. During the Quarter, Avalon received a permit under the Aggregate Resources Act (Ontario) and Regulations to operate a quarry at Warren Township on 240 hectares of land. This permit is effective June 12, 2012. Subsequent to the end of the Quarter, the Company applied for a Mining Lease under the Mining Act of Ontario covering the Warren Township claims, to further secure its mineral tenure in anticipation of site development.

During the Quarter a prospective customer for the Warren Township anorthosite product was provided with costs to deliver this product to their plants. Their reaction was that the price was too high and they maintain their interest but require a lower delivered cost. Avalon is working to find alternatives to satisfy this potential customer.

East Kemptville

The Company incurred $19,743 in expenditures during the Year on the East Kemptville Tin-Rare Metals Project in Yarmouth County, Nova Scotia. The Company is continuing its efforts to obtain access to the site in order to move forward with the proposed work program on the Special Licence covering the historical East Kemptville tin resource (the “Special Licence”) that is required to complete a preliminary economic assessment on the deposit.

The Company requested a new two year special licence from the Minister of Natural Resources of Nova Scotia (“MNRNS”) to extend its expenditure obligations under the original Special Licence to August 1, 2014. Subsequent to the Quarter, the Government of the Province of Nova Scotia announced the extension of the special licence. Although the new special licence agreement has not yet been executed, the Company is expected to have until September 30, 2014 to incur the balance of the expenditure obligations of approximately $1,480,000. Discussions with government officials with regard to finding a solution to the site access issue continued during and subsequent to the end of the Quarter.

Avalon Rare Metals Inc.	Page 13 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Spor Mountain

The Company incurred $805,051 in expenditures on the Spor Mountain Rare Metals Project in Juab County, Utah. Approximately 34% of the total expenditures were incurred on ground magnetic surveys, geological mapping in defining drilling targets and general geological work to support of the drilling program, 45% were spent on the summer drilling program, 14% in acquiring new claims, with the balance being spent on claim maintenance and renewal fees.

Expenditures for the Quarter totalled $493,842, of which 89% of these expenditures were incurred on the diamond drilling program and related geological work, the balance of the expenditures were incurred on claim renewal fees. Four holes totalling 1,236 metres were completed at Spor Mountain between May 27 and July 20, 2012. Although no economically significant mineralization was encountered, the drill holes provided encouragement that the geological model being applied to target mineralization, is valid. Intense alteration, brecciation and faulting expected to occur near hydrothermally-introduced rare metal mineralization were intersected in all four holes. The data generated is presently under review in order to plan a follow up drilling program. No specific timetable has been defined for renewed work on the property.

Miramichi Tin

During the Year, the Company staked 108 mineral claims located in York County, New Brunswick. Expenditures incurred during the Year totalled $137,951. Substantially all of the expenditures were incurred to carry out an airborne geophysical survey and related preliminary geological work to define drill targets on these claims. The airborne geophysical survey has been completed and field work is planned for early spring 2013 as access agreements are completed with landowners. The Miramichi Tin project is considered prospective for tin-indium deposits similar to the East Kemptville deposit in Nova Scotia.

General Exploration

During the Year, the Company incurred $40,201 in general exploration expenses related to new rare metals project generation.

Administration

Operating expenses totalled $6,244,988 for the Year, a 29% increase over the amount incurred during the year ended August 31, 2011 ($4,830,990). This increase reflects the ongoing expansion of the Company’s business activities. The main areas of increased expenses were salaries and benefits, sustainability related expenses, rent and utilities, and directors fees and meeting expenses. Increases in these areas were partly offset by the decreases in legal, regulatory filing, compliance, and transfer fees. The increase in salaries and benefits accounts for 87% of the total increase in operating expenses.

Share-based compensation increased to $5,786,249 from $4,292,817 compared to the year ended August 31, 2011. This increase is primarily a result of the increase in the number of options earned in the current year compared to 2011.

Salaries and benefits for the Year increased by approximately 74% compared to the year ended August 31, 2011. The increase in salaries and benefits relates primarily to the increased number of senior management staff on payroll. The Company has ten full time senior management employees during the Year compared five in fiscal 2011.

Rent and utilities increased by approximately 41% as the Company expanded its Toronto office premises to accommodate the increased number of employees during the Year compared to the year ended August 31, 2011.

Avalon Rare Metals Inc.	Page 14 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Directors’ fees and directors’ meeting expenses increased by 45% in the Year. The increase in directors’ fees and directors’ meeting expenses is primarily related to the increased number of meetings held during the Year and the Company also had one more director serving on the Board during the Year compared to the year ended August 31, 2011.

Sustainability and CSR related expenses increased by approximately 177% compared to the year ended August 31, 2011. The Company expanded its sustainability and CSR initiatives during the Year, which including the publication of its first comprehensive sustainability report entitled “Journey to a Sustainable Future” and more safety-oriented education programs and training seminars for its employees and consulting staff.

Expenditures on public and investor relations, and sales and marketing activities for the Year remain at about the same level compared to the year ended August 31, 2011. During the Year, the Company retained certain financial advisors in assisting its efforts in finalizing strategic partnership and off-take agreements and securing debt financing for the Project. The financial advisory fees incurred also contributed to the increase in the Company’s operating expenses for the Year.

Legal, regulatory filing, compliance and transfer fees decreased by approximately 36% compared to the year ended August 31, 2011. The additional fees incurred in fiscal 2011 relating to the application and listing of the Company’s common shares on the NYSE MKT and the filing of its shelf prospectus did not recur in 2012.

Higher cash balances resulted in interest income increasing to $1,105,731 compared with $605,142 for the year ended August 31, 2011.

Operating expenses totalled $1,570,625 for the Quarter, a 31% increase over the amount incurred during the same quarter in fiscal 2011 ($1,196,828). The main areas of increased operating expenses for the Quarter were salaries and benefits, financial advisory fees, sales and marketing expenses, directors’ fees and meeting expenses. The increase in these areas was partly offset by the decrease in regulatory filing, compliance and transfer fees.

Share-based compensation decreased to $609,892 from $1,246,990 compared to the same quarter in fiscal 2011. This decrease is primarily related to the decrease in the estimated fair values of the options earned during the Quarter compared to the same quarter in fiscal 2011, and an increase in the amount of share-based compensation capitalized to exploration and evaluation assets .

Salaries and benefits for the Quarter increased by approximately 56% over the same quarter in fiscal 2011. The increase in salaries and benefits is primarily related to the increased number of employees on payroll. The Company had twenty-five full time employees as at August 31, 2012 compared to eighteen as at August 31, 2011.

Sales and marketing related expenses increased twofold during the Quarter compared to the same quarter in fiscal 2011, which primarily related to increase in fees paid to consultants in assisting the Company in sales and market development and identifying potential customers and strategic partners.

Expenditures on public and investor relations for the Quarter remain at about the same level compared to the same quarter in fiscal 2011. The strong investor and media interest in rare earths that existed in 2011 has subsided along with interest in the junior resource sector generally. Little marketing was carried during the Quarter due to a lack of investor interest and demand for information from investors remains low.

Avalon Rare Metals Inc.	Page 15 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

During the Quarter the President presented to local investors in Yellowknife and in Kenora, ON. Subsequent to the end of the Quarter, the President participated in a Trade Mission to China with the Council of the Federation as part of the Northwest Territories delegation. In October, the President presented at the annual Geology Matters conference in Halifax, NS and the Company was represented by a consultant at a major mining investment conference in Munich, Germany in early November. Finally, in mid-November, the President met with investors in Seoul and Tokyo prior to attending the annual Metal Events Rare Earths conference in Hong Kong. An updated animation video of the Nechalacho Project was produced and finalized subsequent to the end of the Quarter for use during the November trip to Asia.

Regulatory filing, compliance and transfer fees decreased by approximately 34% compared to the same quarter in fiscal 2011. The Company incurred significantly higher transfer and filing fees in 2011 relating to the prospectus equity offering that was closed in August 2011.

All other general and corporate expenses were substantially similar with the same quarter in fiscal 2011.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with IFRS.

Fiscal Year	2012				2011
For the Quarters Ended	Aug. 31	May 31	Feb. 29	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30
	$	$	$	$	$	$	$	$
Net revenues	218,383	258,943	297,860	330,545	210,048	163,878	137,529	93,687
Loss before discontinued operations and extraordinary items	2,050,042	2,813,448	2,951,494	3,337,210	2,276,839	2,656,196	2,230,146	1,546,579
Loss before discontinued operations and extraordinary items, per share, basic and fully diluted	0.02	0.03	0.03	0.03	0.02	0.03	0.02	0.02
Net loss	2,050,042	2,813,448	2,951,494	3,337,210	2,276,839	2,656,196	2,230,146	1,546,579
Net loss, per share, basic and fully diluted	0.02	0.03	0.03	0.03	0.02	0.03	0.02	0.02

The fluctuation on quarterly net loss is primarily due to share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, the write-downs of resource properties and recovery of future income taxes. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant revenue from any of its properties until 2017 at the earliest.

Avalon Rare Metals Inc.	Page 16 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

As at August 31, 2012, the Company had working capital of $33,336,970 and cash and cash equivalents on hand of $38,299,998. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing an annual interest rate of 2.1%. As at August 31, 2011, the Company had working capital of $68,638,285 and cash and cash equivalents on hand of $70,858,678.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $800,000 per month. As at the date of this MDA, the Company’s current anticipated resource property expenditures for fiscal year 2013 are budgeted at approximately $20 million, with approximately $19 million of these expenditures being allocated to Thor Lake, primarily to complete the FS.

The Company believes its present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs for the next twelve months, as well as complete its FS for Thor Lake.

However, in order to maintain its targeted production start date for Thor Lake in 2016, the Company has identified approximately $58 million in pre-construction development expenditures that it will need to incur over the 12 month period commencing in March, 2013. These are comprised of deposits for orders on long lead time equipment items (approximately $28 million), EPCM (approximately $22 million), project financing costs (approximately $4 million) acquisition of a site for a separation plant (approximately $4 million) and an expansion of the airstrip at Thor Lake (approximately $4 million). The Company intends to finance these expenditures either through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets.

All of the Company’s resource properties are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Thor Lake of $20,998, annual claim renewal costs of approximately US$55,000 related to the mining claims at Spor Mountain and the annual expenditures related to the mining lease at Separation Rapids totalling $1,264.

Under the amended terms of the Special Licence for the East Kemptville Tin-Rare Metals Project, the Company had optional obligations to incur approximately $1.48 million in exploration expenditures by August 1, 2011. As described earlier under the heading, “Results of Operations - Other Projects - East Kemptville”, the Company is expected to have until September 30, 2014 to incur the balance of the expenditure obligations of approximately $1.48 million.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of any of the Company’s four projects at Separation Rapids, Thor Lake, East Kemptville, or Warren Township projects, when capital requirements become relatively large.

The Company has a standby letter of credit in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit which is secured by guaranteed investment certificate.

The Company has three operating leases for its premises. As at the date of this MDA, the minimum lease commitments under these leases are as follows:

2013	$221,300
2014	$294,755
2015	$301,264
2016	$301,264
2017	$100,422

Avalon Rare Metals Inc.	Page 17 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Corporate Social Responsibility (“CSR”)

The Company has embraced the principles of sustainability as core to its business practice by first adopting in 2008, the Principles and Guidelines for Responsible Exploration (“e3 Plus”) developed by PDAC as policy of the Company. In addition, in 2011, the Company became an associate member of the Mining Association of Canada (“MAC”), with a view to gradual implementation of Towards Sustainable Mining (“TSM”). TSM is an initiative developed by the MAC to improve the industry’s performance by aligning its actions with the priorities and values of Canadians. TSM is based on a set of guiding principles that are in turn supported by performance elements and indicators.

During the quarter ended November 30, 2011, the Company hired Mr. Mark Wiseman as Vice-President, Sustainability to provide oversight on all of the Company’s CSR as well as health and safety initiatives. Under Mr. Wiseman’s direction, the Company completed its first comprehensive sustainability report following up on the CSR “road map” produced in January 2011. This report was developed to report on the Company’s sustainability performance following the principles of TSM and the international guidelines established under the Global Reporting Initiative. The Company’s inaugural sustainability report, entitled “Journey to a Sustainable Future”, was published in April 2012 and is available for download from the Company’s website at http://www.avalonraremetals.com/sustainability/ .

Since 2007, as a specific CSR objective, the Company has conducted considerable Aboriginal community outreach and endeavoured to maximize Aboriginal employment at the site and partly through implementation of certain training initiatives. These have succeeded in maintaining 40-60% Aboriginal staff of the 30 plus staff at the Thor Lake drill site. In addition, major service contracts for expediting and air charter services are with companies partnered with Aboriginal groups. Regular meetings continue to be held with each of the impacted Dene communities to discuss the Company’s progress on its FS, permitting, metallurgy and accommodation agreements. The impacted First Nations have approached Avalon with regards to generating business capacity within their communities through future contracts related to the construction and operations phases of the Project. Several safety training initiatives for all site employees were carried out during the year, as well as carrying out emergency response drills held.

Avalon continued to be recognized for its University Student Outreach initiative, designed to build the talent pools for design and construction of REE facilities, encourage, enable and strengthen science, engineering and business talent pools for downstream REE processing and applications, and to engage undergraduate and post graduate students and faculty around REE. This included the introduction of REE into course curriculum, mentoring an international network of research and development capabilities, delivering lectures and leading seminars and sponsoring student and case competitions in a wide range of courses and universities.

To provide independent advice as to the efficacy of the Company’s Corporate Social Responsibility work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets quarterly to review all of the Company’s sustainability-oriented work related to the Nechalacho Project and other projects as required. One Board member, experienced in Aboriginal Affairs, acts as a Committee member to provide transparency on the Committee’s work with the Board. Due to scheduling difficulties, the SAC met three times during the Year and once subsequent to year end. During the Year, Mr. Phil Fontaine, Director and former National Chief of the Assembly of First Nations, became chair of the SAC.

Off Balance Sheet Arrangements

As at August 31, 2012, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Avalon Rare Metals Inc.	Page 18 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

i)	During the year ended August 31, 2012 the Company incurred consulting fees of $12,000 (August 31, 2011 - $36,000) with an officer;

ii)	During the year ended August 31, 2012 the Company incurred consulting fees of $35,500 (August 31, 2011 - $19,938) with a person who is related to an officer and director, which were capitalized as exploration and evaluation assets;

iii)	During the year ended August 31, 2012 the Company incurred consulting fees of $20,132 (August 31, 2011 - $45,354) with a person who is related to an officer, which were capitalized as exploration and evaluation assets;

iv)	During the year ended August 31, 2012 the Company incurred consulting fees of $Nil (August 31, 2011 - $81,250) with a company owned by an officer of the Company, of which $Nil (August 31, 2011 -$56,250) were capitalized as exploration and evaluation assets; and

v)	During the year ended August 31, 2012 the Company incurred rental fees of Nil (August 31, 2011 - $20,750) for an apartment in Yellowknife, NT with a company owned by a director of the Company, which were capitalized as exploration and evaluation assets.

These expenses have been measured at their exchange value, being the amounts negotiated and agreed to by the parties to the transactions.

b)	Compensation of key management

The remuneration of directors and other members of key management personnel during the years ended August 31, 2012 and August 31, 2011 were as follows:

	2012	2011

Salaries, benefits and directors’ fees	$2,945,471	$1,626,135

Share based compensation(1)	5,978,861	3,134,190

	$8,924,332	$4,760,325

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Subsequent Event

Subsequent to the end of the Year, the Company granted an aggregate of 810,000 stock options with a weighted average exercise price of $1.75 per share to the Company’s employees and consultants. The weighted average contract life of these options was 4.8 years.

Avalon Rare Metals Inc.	Page 19 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Critical Accounting Judgements and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Recoverability of mineral properties and deferred exploration and evaluation costs

The Company assesses all exploration and evaluation assets, mine development assets and property, plant and equipment (“PPE”) at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Property, plant and equipment – estimated useful lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for amortization of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Determination of mineral reserve and mineral resource estimates

Mineral reserves and mineral resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration properties. The estimation of recoverable mineral reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of exploration and evaluation assets, mine development assets, PPE, accrued site closure and reclamation liabilities and amortization expense.

Fair value of share based payment.

The Company follows accounting guidelines in determining the fair value of share based payment. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.

Avalon Rare Metals Inc.	Page 20 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Accrued site closure and reclamation costs

The Company’s accounting policy for the recognition of accrued site closure and reclamation costs requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

The provision for accrued site closure and reclamation costs recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the closure and rehabilitation asset and provision.

Changes in Accounting Policies Including Initial Adoption

During the current year, the Company adopted International Financial Reporting Standards as described below.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators confirmed that Canadian reporting issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. The Company’s transition date is September 1, 2010 and the Company has prepared the opening IFRS Statement of Financial Position at that date. For further information on the Company’s significant accounting policies under IFRS, refer to Note 3 in the consolidated financial statements.

All IFRS transition differences that resulted in an adjustment to the Company’s Statement of Financial Position, at September 1, 2010 and August 31, 2011, Statements of Operations and Comprehensive Income and statements cash flows for the year ended August 31, 2011 are as follows:

Reserves

Pre-transition Canadian GAAP, the Company recorded the value of share based payments and warrants issued to contributed surplus. IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. IFRS requires a separate disclosure of the value that relates to “reserves for warrants”, “reserves for share based payments”, “reserves for broker’s compensation warrants” and any other component of equity. The balance in contributed surplus was comprised of the reserves for warrants, share based payments and broker’s compensation warrants as at September 1, 2010, May 31, 2011 and August 31, 2011, and has been reclassified and recorded into each of the respective reserve accounts.

Share based payments

Under IFRS 2, share based payment transactions which are subject to graded vesting should have the separate tranches valued and amortized over the respective vesting periods separately as if each tranche was a separate award. Forfeiture estimates are recognized on the grant date and revised for actual forfeitures in subsequent periods. Pre-transition Canadian GAAP allowed the entire award to be valued together and to be amortized on a straight-line basis over the vesting period of the entire award. Forfeitures of awards were recognized as they occurred. The effect of these changes was to increase reserves for share based payments by $845,016 and an increase of the deficit by $845,016 at the date of transition on September 1, 2010. For the year ended August 31, 2011, share capital was decreased by $630,626, reserves for share based payments was increased by $151,001, and share based compensation expense was decreased by $781,627.

Avalon Rare Metals Inc.	Page 21 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Exploration and evaluation assets

Under IFRS 6, expenses that have been incurred before the Company has secured the legal right to explore a property must be expensed. Pre-transition Canadian GAAP allowed these expenses to be capitalized. The effect of these changes at the transition date on September 1, 2010 was to decrease exploration and evaluation by $7,603. For the year ended August 31, 2011, exploration and evaluation assets was decreased and general exploration expenses was increased by $70,001.

Flow-through shares

Under pre-transition Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146. The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS, the Company has adopted a policy to allocate the proceeds between the offering of the flow-through shares and any premium paid by investors for the benefit to be received in future upon renunciation. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. The effect of these changes at the transition date on September 1, 2010 was to increase share capital $190,574 and increase accumulated deficit by the same amount. There was no further transition adjustment for the year ended August 31, 2011.

Impact on cash flows

Under IFRS 6, cash flows related to general exploration expenses incurred prior the Company has secured the legal right to explore are included in operating activities versus investing activities under pre-transition Canadian GAAP. The increase (use of cash) in operating activities was $70,001 for the year ended August 31, 2011. There is a corresponding decrease (use of cash) in investing activities.

Recent Accounting Pronouncements

At the date of this MDA, the IASB and Interpretations of the International Financial Reporting Interpretations Committee has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) enhances the disclosure required when offsetting financial assets and liabilities.

IFRS 7 is effective for annual periods beginning on or after January 1, 2013.

IFRS 9 Financial Instruments (“IFRS 9”) introduces the new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

Avalon Rare Metals Inc.	Page 22 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation - Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

IFRS 13 Fair Value Measurement (“IFRS 13”) sets out one single framework under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but provides guidance on how to measure fair value under IFRS when fair value is required or permitted by IFRS. IFRS 13 also expands the required disclosures related to fair value measurements to help user understand the valuation techniques and inputs used to develop fair value measurements and the effect of fair value measurements on profit or loss.

IAS 27 continues to include the requirements relating to separate financial statements which are unchanged and included in the amended IAS27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

Each of these six standards have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

IAS 32 Financial Instruments: Presentation has been amended to provide application guidance on the offsetting of financial assets and financial liabilities. The guidance is effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

IFRIC Interpretation 20: Stripping Costs (“IFRIC 20”) summarizes the method of accounting for waste removal costs incurred as a result of surface mining activity during the production phase of a mine. IFRIC 20 requires the costs be allocated to inventory and the relevant mining asset where the stripping costs produce a combination of ore and waste.

IFRIC 20 is effective effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this new standard on the Company’s consolidated financial statements.

Avalon Rare Metals Inc.	Page 23 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, including but not limited to economic risks, regulatory risks, environmental risks, and risks associated with land title disputes including Aboriginal land title claims. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. The Company does not anticipate using existing funds to put any of its resource interests into production from its own financial resources. There is no assurance that other forms of financing will be available to the Company, or that such will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of August 31, 2012. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are designed effectively to ensure that the information required to be disclosed in annual filings, interim filings, or other reports filed or submitted under Canadian securities legislation, or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company’s disclosure controls and procedures are operating effectively as at August 31, 2012.

Avalon Rare Metals Inc.	Page 24 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Design of Internal Control over Financial Reporting

The CEO and CFO are also responsible for the design of the Company’s internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision, and with the participation, of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s ICFR based on the framework Internal Control – Integrated Framework (COSO framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that the design and operation of the Company’s ICFR were effective as at August 31, 2012. No material weaknesses were identified by management during this evaluation.

There have been no changes to the Company’s design of internal controls over financial reporting that occurred during the Quarter that materially affected, or are reasonably likely to affect, the Company’s ICFR.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at August 31, 2012 and the date of this MDA, the Company has 103,621,986 common shares issued and outstanding.

b)	Options

As at August 31, 2012, the Company had an aggregate of 8,000,250 incentive stock options outstanding with a weighted average exercise price of $3.21 (of which 3,812,750 were vested and 4,187,500 were unvested). Subsequent to the Year, 810,000 options were granted (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 8,810,250 incentive stock options with a weighted average exercise price of $3.07 outstanding.

c)	Warrants

As at August 31, 2012 and the date of this MDA, the Company has 10,000 common share purchase warrants with an exercise price of $1.48 outstanding.

The Company is also committed to issue 40,000 common share purchase warrants to the DKFN, in four installments of 10,000 warrants per year over the next four years on the anniversary of the effective date of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

Avalon Rare Metals Inc.	Page 25 of 26

Management’s Discussion and Analysis
For the year ended August 31, 2012

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Avalon Rare Metals Inc.	Page 26 of 26